Exhibit (a)(1)(D)

Notice of Offer to Purchase for Cash
All Outstanding Shares of Common Stock
of
GLOBAL DEFENSE TECHNOLOGY & SYSTEMS, INC.
at
$24.25 Net Per Share in Cash
Pursuant to the Offer to Purchase Dated March 7, 2011
by
SENTINEL ACQUISITION CORPORATION
a direct wholly owned subsidiary of
SENTINEL ACQUISITION HOLDINGS INC.
and an affiliate of
ARES CORPORATE OPPORTUNITIES FUND III, L.P.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M. NEW YORK CITY TIME, ON APRIL 1, 2011, UNLESS THE OFFER IS EXTENDED

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We have been engaged by Sentinel Acquisition Corporation, a Delaware corporation ("Purchaser") and a direct wholly owned subsidiary of Sentinel Acquisition Holdings Inc., a Delaware corporation ("Parent"), to act as Information Agent in connection with the Purchaser's offer to purchase (the "Offer") all outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Global Defense Technology & Systems, Inc., a Delaware corporation (the "Company"), at a price of $24.25 per Share, net to the seller in cash, without interest and less any required withholding taxes (as it may be amended and supplemented from time to time, the "Offer"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 7, 2011 (as it may be amended and supplemented from time to time, the "Offer to Purchase"), and in the related letter of transmittal enclosed herewith (as it may be amended from time to time, the "Letter of Transmittal").

For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

  1.
  The Offer to Purchase;

  2.
  The Letter of Transmittal for your use in accepting the Offer and tendering Shares and for the information of your clients, together with "Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9" providing information relating to backup withholding of U.S. federal income tax;

  3.
  A Notice of Guaranteed Delivery to be used to accept the Offer if the Shares and all other required documents cannot be delivered to Wells Fargo Bank, N.A. (the "Depositary") by the expiration of the Offer or if the procedure for book-entry transfer cannot be completed by the expiration of the Offer;

  4.
  A form of letter which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients' instructions with regard to the Offer; and

  5.
  A return envelope addressed to the Depositary for your use only.

Certain conditions to the Offer are described in Section 15 of the Offer to Purchase.

We urge you to contact your clients as promptly as possible. Please note that the Offer will expire at 11:59 p.m., New York City time, on April 1, 2011, unless the Offer is extended. Except as otherwise described in Section 4 of the Offer to Purchase previously tendered Shares may be withdrawn at any time until the Offer has expired.

The Offer is being made in accordance with the Agreement and Plan of Merger, dated as of March 2, 2011 (the "Merger Agreement"), by and among Parent, Purchaser and Global Defense Technology & Systems, Inc. The Merger Agreement provides that Purchaser will be merged with and into Global Defense Technology & Systems, Inc. (the "Merger"), with Global Defense Technology & Systems, Inc. continuing as the surviving corporation in the Merger and a wholly-owned subsidiary of Parent.

After careful consideration, the board of directors of Global Defense Technology & Systems, Inc. has (i) authorized and approved the execution, delivery and performance of the Merger Agreement, (ii) approved and declared advisable the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement (collectively, the "Transactions"), (iii) determined that the terms of the Merger Agreement, the Merger, the Offer and the other Transactions are advisable and fair to and in the best interests of the Company and the stockholders of the Company, and (iv) recommended that the holders of Shares accept the Offer, tender their Shares pursuant to the Offer and vote in favor of the adoption of the Merger Agreement, if required by applicable law.

For Shares to be properly tendered pursuant to the Offer, (a) the share certificates or confirmation of receipt of such Shares under the procedure for book-entry transfer, together with a properly completed and duly executed Letter of Transmittal, including any required signature guarantees, or an "Agent's Message" (as defined in the Offer to Purchase) in the case of book-entry transfer, and any other documents required in the Letter of Transmittal, must be timely received by the Depositary or (b) the tendering stockholder must comply with the guaranteed delivery procedures, all in accordance with the Offer to Purchase and Letter of Transmittal.

The Purchaser will not pay any fees or commissions to any broker or dealer or other person (other than Wells Fargo Securities, LLC (in its capacity as Dealer Manager), the Depositary and the Information Agent as described in the Offer to Purchase) for soliciting tenders of Shares pursuant to the Offer. The Purchaser will, however, upon request, reimburse brokers, dealers, commercial banks and trust companies for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers. The Purchaser will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to Instruction 6 of the Letter of Transmittal.

Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, the Information Agent or the undersigned at the addresses and telephone numbers set forth on the back cover of the Offer to Purchase.

Very truly yours,
D.F. King & Co., Inc.

Nothing contained herein or in the enclosed documents shall render you the agent of the Purchaser, the Dealer Manager, the Information Agent or the Depositary or any affiliate of any of them or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer other than the enclosed documents and the statements contained therein.

The Information Agent for the Offer is:

D.F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, NY 10005
Banks and Brokers Call Collect: (212) 269-5550
Stockholders and All Others, Call Toll-Free: (800) 488-8095
Email: tender@dfking.com